

Mail Stop 3030

October 6, 2017

Via E-mail
E. Kevin Hrusovsky
Executive Chairman, President and Chief Executive Officer
Quanterix Corporation
113 Hartwell Avenue
Lexington, MA 02421

> **Re:** **Quanterix Corporation**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted September 25, 2017**
> **CIK No. 0001503274**

Dear Mr. Hrusovsky:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1.   We note your revisions in response to prior comment 1. Please revise to clarify whether you intend to expand into the markets referenced here, given your disclosure on pages 51 and 107 indicating a lack of certainty regarding such intended expansion by you and your collaborators. If you elect to continue to highlight your aspirations regarding accessing these markets, also discuss the material hurdles that remain, including that you and your collaborators have not received or begun the process for obtaining regulatory approvals.

2.   We note your revised disclosure in response to prior comment 2 that you have granted bioMérieux an exclusive license to, "among other things," develop and sell "certain" in vitro diagnostic products and a co-exclusive license for "certain" other in vitro diagnostic products. Please describe the nature of this agreement in concrete, everyday terms

avoiding the use of phrases like "among other things" and "certain." Given that you have granted bioMérieux exclusive and co-exclusive licenses for potential diagnostic products, please describe the effect this agreement has on the $30 billion addressable market you disclose in your summary. Also revise to disclose the status of bioMérieux's efforts at developing and securing regulatory approval under this agreement.

3.   We note your revised disclosure in response to prior comment 3. Please continue to revise your disclosure so that the first and most prominent disclosure regarding your current market opportunity is the $3 billion per year that you believe is addressable given the current "research use only" status of your products.

License agreement . . ., page 106

4.   Please expand your response to prior comment 9 to clarify what you mean by the qualifier "that would be relevant to future activities under the current agreement between the parties."

Notes to Consolidated Financial Statements

Note 2. Significant accounting policies

Product revenue, page F-9

5.   We note your response to comment 10. Please tell us when and how your customer is informed that they are entitled to the various services provided under the implied warranty.

6.   We note the four deliverables identified as the additional services provided under the implied warranty; i.e., preventative maintenance, minor hardware and software upgrades, additional training and troubleshooting. Please explain how you determined that these services are one unit of accounting, refer to paragraphs 25-3 to 25-6 of ASC 605-25 as part of your response.

7.   Please tell us how you determined the best estimate of selling price for the implied warranty. As part of your response, tell us the time and cost involved to provide the semi-annual maintenance.

You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Megan N. Gates, Esq.
        Mintz, Levin, Cohn, Ferris,
        Glovsky and Popeo, P.C.